SUB-ITEM 77H: CHANGES IN CONTROL OF REGISTRANT

FEDERATED TOTAL RETURN GOVERNMENT BOND FUND
REGISTRANT

As of August 31, 2011, Genworth Financial
Trust Company has attained control of the Registrant by acquiring 46.01 % of the voting securities of the Registrant.

AND

As of August 31, 2011, Mac & Co. has
ceased to be a controlling person of the Registrant by owning less than 25% of the voting securities of the Registrant.